Exhibit 21

Material Subsidiaries of Scripps Networks Interactive, Inc.

Name of Subsidiary	Jurisdiction of Organization
Scripps Networks, LLC	Delaware
Television Food Network, G.P. (69% owned)	Delaware
Great American Country, Inc.	Colorado
Fine Living Network, LLC (94% owned)	Delaware
FUM Machineworks, Inc. (Recipezaar)	Washington
Shopzilla, Inc.	California
Shopzilla (Europe) Limited	England and Wales
uSwitch, LLC	Delaware
uSwitch Limited	England and Wales
Upmystreet.com Limited	England and Wales